SEC FILE NUMBER
001-35715

CUSIP NUMBER
Y0192H 129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) :	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Full Name of Registrant
UGI Corporation

Former Name if Applicable
Address of Principal Executive Office (Street and Number)
460 North Gulph Road
City, State and Zip Code
King of Prussia, PA 19406
PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 UGI Corporation (the “Registrant” or “UGI”) requires additional time to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (the “Report”) in order to complete the correction of its hedge accounting treatment for certain derivative transactions under generally accepted accounting principles in the United States (“GAAP”).   While management has determined that such derivative transactions were authorized and effected in compliance with applicable internal risk management policies, and were and continue to be effective economic hedges, management has concluded that, for at least the last few years, such derivative transactions failed to meet the technical requirements for hedge accounting under the “critical terms match” method, as described below.

Management has concluded that its failure to properly account for these derivative transactions is not material to investors or to the Registrant’s previously filed annual financial statements or quarterly financial statements, other than the impact of the volatility of required mark-to-market adjustments on the three fiscal quarters of 2013 and 2012 noted below. The recording of mark-to-market adjustments will have no effect on the Registrant’s financial condition, day-to day operations, cash flow or liquidity.

The primary impact of not meeting the requirements for hedge accounting is to record the mark-to-market adjustment on certain unsettled derivatives at each balance sheet date as a component of net income rather than recording it as part of “other comprehensive income” (“OCI”) in the respective periods. Although management believes that a portion of such transactions may have qualified for hedge accounting treatment under alternate methods, the application of other methodologies retrospectively is not permissible.

The Registrant has decided to restate its financial statements for the quarters ended March 31, 2013, June 30, 2012 and December 31, 2011 to no longer treat certain derivative transactions as cash flow hedges for accounting purposes and to reflect certain other immaterial adjustments. As a result, the Registrant will apply mark-to market accounting to these derivative transactions. The impact on net income (loss) attributable to UGI of these changes is an increase in net income attributable to UGI of $8.7 million (increasing the previously-reported net income attributable to UGI from $171.9 million to $180.6 million) in the second quarter of the 2013 fiscal year, an increase in net income attributable to UGI of $11.6 million (increasing the previously-reported net loss attributable to UGI from $6.3 million to net income attributable to UGI of $5.3 million) in the third quarter of the 2012 fiscal year, and a reduction in net income attributable to UGI of $12.1 million (decreasing the previously-reported net income attributable to UGI from $87.0 million to $74.9 million) in the first quarter of the 2012 fiscal year. Because the Registrant’s previously filed financial statements included mark-to-market adjustments for these derivative instruments in OCI, the restatement for these periods will eliminate such mark-to-market adjustments from OCI. The Registrant will file a Current Report on Form 8-K today to advise that the unaudited financial statements for such quarterly periods should no longer be relied upon.

In addition, the Registrant will revise (i) its financial statements for the fiscal quarters ended June 30, 2013, December 31, 2012 and March 31, 2012, (ii) its financial statements for the fiscal years ended September 30, 2012 (increasing the previously-reported net income attributable to UGI from $199.4 million to $210.2 million) and 2011 (increasing the previously-reported net income attributable to UGI from $232.9 million to $245.4 million), and (iii) the Selected Financial Data for the fiscal years ended September 30, 2010 and 2009, to no longer treat certain derivative transactions as cash flow hedges for accounting purposes and to reflect certain other immaterial adjustments.

The Registrant identified the misapplication of hedge accounting in connection with the preparation of its consolidated financial statements for the fiscal year ended September 30, 2013. The error applies to the derivative instruments that UGI Energy Services, LLC (formerly known as UGI Energy Services, Inc.) (“Energy Services”), an indirect wholly owned subsidiary of the Registrant’s wholly owned subsidiary, UGI Enterprises, Inc., has historically entered into to hedge purchases, sales and transportation of commodities.  The Registrant previously believed that these derivative instruments qualified as cash flow hedges as a result of matching critical terms between the derivative instrument and the related forecasted transaction. As described above, the Registrant therefore recorded changes in the fair value of the unsettled portion of these derivative instruments, net of tax, as a component of OCI.

The increase in natural gas production in the Marcellus Shale region has created opportunities for Energy Services to optimize supply logistics, generally at the time of supply fulfillment. However, the Registrant has determined that the requirements in the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 815, with respect to our intended plans for supply fulfillment at the time of hedge inception were not met when we later chose to optimize supply for those hedged transactions. Mark-to-market gains or losses on the derivative instruments were therefore required to be reflected in the net income for each period rather than recorded as a component of OCI until the forecasted transaction was settled, resulting in quarterly changes to previously reported retained earnings, operating income and net income. Over the life of the derivative instruments, however, there was no cumulative change in operating income, net income or total common stockholders’ equity.  Total cash flows from operating activities would not change in any accounting period under either accounting treatment.

Management has discontinued the use of hedge accounting for Energy Services’ commodities futures contracts and will report mark-to-market adjustments on unsettled derivatives. Like many companies reporting similar mark-to-market adjustments, management intends to provide a non-GAAP measure of net income attributable to UGI excluding the mark-to-market adjustments on open contracts (together with an appropriate reconciliation to GAAP earnings). Management believes that reporting the adjusted net income will provide meaningful information to investors about the Registrant’s operating performance and is consistent with the disclosures made by many of our peers in the energy sector.

In connection with the identification of the above-described misapplication of hedge accounting, management has also determined that a material weakness existed in the Registrant’s internal control over financial reporting with respect to hedge accounting for derivatives of the type described herein, and that the Registrant’s disclosure controls and procedures in this regard were not effective, as of September 30, 2013. This material weakness and related ineffective disclosure controls and procedures also existed as of the end of each of the periods to be restated or revised.

The review of these matters has extended the timeline of our normal Form 10-K preparation process.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Monica M. Gaudiosi, Esq.	610	337-7000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UGI Corporation
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :	December 2, 2013	By:	/s/ Kirk R. Oliver
		Name:	Kirk R. Oliver
		Title:	Chief Financial Officer